

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2008

By Facsimile and U.S. Mail

Mr. Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc
2582 Taft Court
Lakewood, Colorado 80215

> **Re:** **Fischer-Watt Gold Company, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2007**
> **Filed on April 27, 2007**
> **Form 10-QSB for the Quarterly Period Ended October 31, 2007**
> **Filed on December 12, 2007**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed on April 30, 2008**
> **Response Letter Dated May 2, 2008**
> **Response Letter Dated July 14, 2008**
> **File No. 000-17386**

Dear Mr. Bojtos:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 14, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB for the Quarterly Period Ended October 31, 2007

Note 2. Mineral Properties, page 6

1. We note your response to comment four of our letter dated June 5, 2008. Please contact us to discuss.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Item 8A, Controls and Procedures

Management's Assessment of Internal Control Over Financial Reporting, page 31

2.      We note your response to comment five of our letter dated June 5, 2008. Please clarify why you did not include a statement explaining that your annual report does not include an attestation report from your registered public accounting firm regarding internal control over financial reporting, and that Management's report was not subject to attestation by the company's registered public accounting firm. Refer to paragraph (a)(4) of Item 308T in Regulation S-K.

3.      We note your response to comment six of our letter dated June 5, 2008.  We note that you concluded that you internal controls over financial reporting were effective. However, our comment requested disclosure of your conclusions regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.  We re-issue prior comment six.

Exhibits 31 and 32

4.      We note paragraph four of your certifications does not reference whether you are responsible for establishing and maintaining internal controls over financial reporting.  Please revise your filing to indicate, if true, that you are responsible for establishing and maintaining internal controls over financial reporting.

Form 10-Q  for the Quarterly Period Ended April 30, 2008

Item 4T.  Controls and Procedures, page 19

5.      Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "material" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting.  See Item 308(c) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill Davis
Branch Chief